UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)*

Global Indemnity Group, LLC
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

37959R103
(CUSIP Number)

Kevin A. McGovern, Esq. c/o Harbert Fund Advisors, Inc. 2100 Third Avenue North Suite 600 Birmingham, AL 35203 Telephone Number 205-987-5500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 26, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	37959R103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbert Fund Advisors, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

324,764

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

324,764

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

324,764

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.05%

14.	TYPE OF REPORTING PERSON

IA, CO

CUSIP No.	37959R103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbert Management Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

324,764

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

324,764

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

324,764

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.05%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	37959R103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jack Bryant

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

324,764

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

324,764

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

324,764

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.05%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	37959R103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kenan Lucas

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

324,764

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

324,764

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

324,764

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.05%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	37959R103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Raymond Harbert

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

324,764

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

324,764

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

324,764

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.05%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	37959R103

Item 1.	Security and Issuer.

The name of the issuer is Global Indemnity Group, LLC, a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 3 Bala Plaza East, Suite 300, Bala Cynwyd, PA 19004, United States of America. This Schedule 13D relates to the Issuer's Class A Common Stock, (the "Shares").

Item 2.	Identity and Background.

(a)

This Schedule 13D is being filed jointly by

(i) Harbert Fund Advisors, Inc., an Alabama corporation (“HFA”),

(ii) Harbert Management Corporation, an Alabama corporation (“HMC”),

(iii) Jack Bryant, a United States citizen,

(iv) Kenan Lucas, a United States citizen, and

(v) Raymond Harbert, a United States citizen.

Each of HFA, HMC, Mr. Bryant, Mr. Lucas and Mr. Harbert are referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement attached hereto as Exhibit A. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D. This statement relates to Shares held for the account of certain client accounts (the “Clients”) for which HFA acts as investment manager. HFA is an investment adviser registered with the United States Securities and Exchange Commission. HMC Is the parent of HFA. Mr. Lucas is the portfolio manager for the Clients. Mr. Bryant is an Executive Vice President and Senior Managing Director of HMC. Mr. Harbert is the Chairman and Chief Executive Officer of HMC and HFA.

Set forth on Exhibit B attached hereto is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of HFA and HMC. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Exhibit B beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)	The principal business address for each of the Reporting Persons is 2100 Third Avenue North, Suite 600, Birmingham, Alabama 35203.

(c)	The principal business of HMC and its wholly-owned subsidiary HFA is serving as an alternative asset management firm to various private funds. The principal business of Mr. Lucas is serving as the Managing Director and Portfolio Manager of the general partner of Harbert Discovery Fund, LP and as the portfolio manager for the Clients. The principal business of Mr. Bryant is serving as an Executive Vice President and Senior Managing Director of HMC. The principal business of Mr. Harbert is serving as the Chairman and Chief Executive Officer of HMC and HFA.

(d)	No Reporting Person or any person listed on Exhibit B has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	No Reporting Person or any person listed on Exhibit B has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Lucas, Mr. Bryant and Mr. Harbert are each a citizen of the United States of America. HFA and HMC are incorporated under the laws of the State of Alabama. The citizenship of the persons listed on Exhibit B is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares came from the working capital of the Clients, over which HFA, HMC, Jack Bryant, Kenan Lucas and Raymond Harbert, through their roles described above in Item 2(c), exercise investment discretion. No borrowed funds were used to purchase the Shares, other than borrowed funds used for working capital purposes in the ordinary course of business. The total costs of the Shares directly owned by the Clients is approximately $8,274,741.

Item 4.	Purpose of Transaction.

There have been no changes to the Schedule 13D Amendment No. 5 filed on January 6, 2022.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)

As of the date hereof, (i) HFA, HMC, Jack Bryant, Kenan Lucas and Raymond Harbert may be deemed to be the beneficial owners of 324,764 Shares, constituting 3.05% of the Shares, based upon *10,642,307 Shares outstanding.

HFA has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 324,764 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 324,764 Shares.

HMC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 324,764 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 324,764 Shares.

Jack Bryant has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 324,764 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 324,764 Shares.

Kenan Lucas has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 324,764 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 324,764 Shares.

Raymond Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 324,764 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 324,764 Shares.

As of 10/26/2022, the Reporting Persons no longer have beneficial ownership over 146,685 Shares contained in certain client accounts previously included on the Schedule 13D Amendment No. 5 filed on January 6, 2022. In addition, the transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit C. Except for the sale of 200,000 Shares on 10/28/2022, all other transactions were carried out in open market transactions.

*This outstanding Shares figure reflects the number of outstanding Class A Common Shares at July 28, 2022.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The holdings listed above are held by the Clients.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Officers and Directors of HFA and HMC Exhibit C: Schedule of Transactions in Shares

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 28, 2022
(Date)

Harbert Fund Advisors, Inc.*

By:	/s/ John McCullough
Executive Vice President and General Counsel

Harbert Management Corporation*

By:	/s/ John McCullough
Executive Vice President and General Counsel

/s/ Jack Bryant*
Jack Bryant

/s/ Kenan Lucas*
Kenan Lucas

/s/ Raymond Harbert*
Raymond Harbert

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this amendment number six to the Schedule 13D relating to the Class A Common Stock of Global Indemnity Group, LLC. shall be filed on behalf of the undersigned.

October 28, 2022
(Date)

Harbert Fund Advisors, Inc.

By:	/s/ John McCullough
Executive Vice President and General Counsel

Harbert Management Corporation

By:	/s/ John McCullough
Executive Vice President and General Counsel

/s/ Jack Bryant
Jack Bryant

/s/ Kenan Lucas
Kenan Lucas

/s/ Raymond Harbert
Raymond Harbert

Exhibit B

Titled Officers and Directors of Harbert Fund Advisors, Inc. and Harbert Management Corporation

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Raymond J. Harbert Chief Executive Officer and Chairman of HFA and HMC	Serving as Chairman and CEO of HMC	2100 Third Avenue North, Suite 600; Birmingham, AL 35203	USA

John F. Bryant Executive Vice President and Director of HMC	Serving as Executive Vice President and a Director of HMC	2100 Third Avenue North, Suite 600; Birmingham, AL 35203	USA

Raymond J, Harbert, Jr. Executive Vice President & Chief Financial Officer of HFA and HMC & Director of HMC	Serving as EVP, CFO and a director of HMC	2100 Third Avenue North, Suite 600; Birmingham, AL 35203	USA

John W. McCullough Executive Vice President, General Counsel & Director of HFA and HMC	Serving as EVP, GC and a director of HMC	2100 Third Avenue North, Suite 600; Birmingham, AL 35203	USA

J. Travis Pritchett President & Chief Operating Officer of HFA and HMC & Director of HMC	Serving as President, COO and a director of HMC	2100 Third Avenue North, Suite 600; Birmingham, AL 35203	USA

Michael C. Bauder Chief Compliance Officer of HFA and HMC & Director of HFA	Serving as CCO of HFA and HMC and a Director of HFA	2100 Third Avenue North, Suite 600; Birmingham, AL 35203	USA

Exhibit C

Schedule of Transactions in Shares

Date of Transaction	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Share
8/18/2022	Class A Common Stock		1,960	$25.7000
8/19/2022	Class A Common Stock		2,500	$25.7000
8/24/2022	Class A Common Stock		2,500	$25.6500
8/25/2022	Class A Common Stock		2,018	$25.6800
8/26/2022	Class A Common Stock		881	$25.5545
8/31/2022	Class A Common Stock		573	$25.4000
9/6/2022	Class A Common Stock		5,000	$25.2250
9/8/2022	Class A Common Stock		708	$24.6676
9/23/2022	Class A Common Stock		238	$22.2500
9/27/2022	Class A Common Stock		118	$22.8245
9/30/2022	Class A Common Stock		1,555	$22.0408
10/3/2022	Class A Common Stock		200	$22.1500
10/4/2022	Class A Common Stock		2,000	$22.2720
10/5/2022	Class A Common Stock		170	$22.0241
10/12/2022	Class A Common Stock		174	$21.0500
10/13/2022	Class A Common Stock		500	$20.7640
10/17/2022	Class A Common Stock		780	$20.7818
10/19/2022	Class A Common Stock		600	$20.7750
10/24/2022	Class A Common Stock		4,000	$21.0500
10/25/2022	Class A Common Stock		1,500	$21.6661
10/28/2022	Class A Common Stock		200,000	$23.4900